CANPLATS RESOURCES CORPORATION

Annual Report

July 31, 2005

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846 Fax: 604-689-3847

CANPLATS RESOURCES CORPORATION

REPORT TO SHAREHOLDERS

Dear Shareholder:

The exploration activity of the company has continued to be focussed on gold prospects in the state of Durango, Mexico. Extensive drilling by both reverse circulation and diamond drilling was completed as a first phase of evaluation on a number of zones of silicification and quartz veining on the Yerbabuena gold property in north-central Durango State. More recent review of previous data and field examinations of the Rodeo and El Rincon properties in Durango has facilitated planning for future exploration. A more active program for identification of additional new gold prospects in the region is underway.

On the Yerbabuena property, six separate zones of anomalous gold values, previously sampled on surface, were drill-tested in early 2005. Drilling in most cases encountered gold values in the tenths of a gram per tonne across tens of meters, similar to surface assays. Mapping and sampling along projected extensions of both the Mesa and Santa Rita Ridge zones has been carried out to identify targets for future drilling on both these prospective systems. As a result of these programs to date, the Exploration Concession has been expanded to the northwest.

Guided by a recent review of drill and surface data, a further drill program on the Rodeo property is planned. Two phases of drilling in 2004 encountered significant intersections of gold mineralization near surface that will be delineated as part of the next program. The objective of testing the mineralized systems at depth, which failed in the earlier programs as a result of difficult drilling conditions and equipment problems, will also be part of the next drill program.

The Company has no debt and working capital of approximately $350,000.  In the coming year, the Company intends to continue drilling at the Rodeo property and to follow up on new project opportunities.

We look forward to a more active exploration program in the coming months, which will include identification of new project opportunities for gold projects in northern Mexico.

On behalf of the Board,

“R.E. Gordon Davis”

R.E. Gordon Davis

President

October 31, 2005

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 13, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, Staley, Okada & Partners, Chartered Accountants are appointed by shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

“R.E. Gordon Davis”	“Ross A. Mitchell”

R.E. Gordon Davis	Ross A. Mitchell
President	Vice President, Finance

October 31, 2005

Report of Independent Registered Public Accounting Firm

To the Shareholders of Canplats Resources Corporation:

We have audited the accompanying consolidated balance sheets of Canplats Resources Corporation (the “Company”) as at July 31, 2005 and 2004 and the related consolidated statements of loss and deficit, changes in shareholders' equity, and cash flows for each of the years ended July 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years ended July 31, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements for the year ended July 31, 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 8, 2003.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
October 7, 2005	CHARTERED ACCOUNTANTS

Comments By Auditors For U.S. Readers On Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when financial statements are affected by future events, the outcome of which is indeterminable. As discussed in Note 1, the Company’s continued existence as a going concern is dependent upon the future economic success of its exploration and development activities, the Company’s ability to continue to secure adequate financing and the Company achieving a positive cash flow and profitable operations. Our report to the shareholders dated October 7, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such going concern considerations in the auditors’ report when the situation is adequately disclosed in the financial statements.

Vancouver, B.C.	STALEY, OKADA & PARTNERS
October 7, 2005	CHARTERED ACCOUNTANTS

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

As at July 31

(expressed in Canadian dollars)

	2005	2004
	$	$

ASSETS
Current
Cash and cash equivalents	486,251	1,580,412
Receivables	99,348	105,905
Prepaid expense	1,911	16,764
Total current assets	587,510	1,703,081
Mineral properties (note 3)	1,716,483	1,723,731
Property, plant and equipment (note 4)	22,018	31,181
Total assets	2,326,011	3,457,993

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	54,666	69,739
Due to related parties (note 8)	87,530	10,417
	142,196	80,156

Future income tax liability (note 9)	119,500	-
Total liabilities	261,696	80,156

Shareholders’ equity
Share capital issued (note 5)	11,340,245	11,267,220

Value assigned to stock options and warrants	431,250	324,050

Deficit	(9,707,180)	(8,213,433)
Total shareholders’ equity	2,064,315	3,377,837
	2,326,011	3,457,993

Approved by the Board of Directors

“R.E. Gordon Davis”	“R.A. Quartermain”

R.E. Gordon Davis, Director	R.A. Quartermain, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended July 31

(expressed in Canadian dollars, except number of shares)

	2005 $	2004 $	2003 $

Expenses
Bank charges	1,556	1,755	495
Consulting	-	-	1,875
General exploration	14,780	5,347	3,258
Insurance	7,481	8,765	604
Investor relations	156,928	157,938	15,051
Legal, accounting and audit	11,230	15,476	4,200
Listing and filing fees	7,752	19,107	8,666
Management administration fee	-	9,000	18,000
Office	11,186	2,149	576
Other fees and taxes	-	834	1,226
Rent	-	6,000	12,000
Salaries	49,225	27,880	12,755
Shareholder relations	19,318	19,702	13,974
Stock-based compensation (note 6)	111,000	273,900	-
Travel and accommodation	-	-	85
Transfer agents	11,975	9,575	12,413

	(402,431)	(557,428)	(105,178)

Other income
Interest income	21,239	26,386	2,318
Foreign exchange gain (loss)	(14,875)	6,000	-
Write-off of mineral properties (note 3)	(1,133,280)	(745,151)	(191,564)

	(1,126,916)	(712,765)	(189,246)

Loss before income taxes	(1,529,347)	(1,270,193)	(294,424)
Future income tax recovery (note 9(d))	35,600	-	-

Loss for the year	(1,493,747)	(1,270,193)	(294,424)

Deficit, beginning of the year	(8,213,433)	(6,943,240)	(6,648,816)

Deficit, end of the year	(9,707,180)	(8,213,433)	(6,943,240)

Weighted average number of issued shares	29,348,744	22,856,098	12,297,680

Basic and diluted loss per common share	(0.05)	(0.06)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended July 31

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $

OPERATING ACTIVITIES
Loss for the year	(1,493,747)	(1,270,193)	(294,424)
Non-cash items:
Valuation of options issued	111,000	273,900	-
Write-off of mineral properties	1,133,280	745,151	191,564
Future income tax recovery	(35,600)	-	-

	(285,067)	(251,142)	(102,860)
Net changes in non-cash working capital items:
Accounts receivable and prepaid expenses	21,410	(104,647)	(11,399)
Due from related parties	-	5,954	5,034
Accounts payable and accrued liabilities	(15,073)	(10,164)	54,544
Due to related parties	77,113	(20,625)	50,503

Cash used in operating activities	(201,617)	(380,624)	(4,178)

INVESTING ACTIVITIES
Mineral property costs	(997,369)	(994,182)	(184,260)
Purchase of property, plant and equipment	-	(31,181)	-

Cash used in investing activities	(997,369)	(1,025,363)	(184,260)

FINANCING ACTIVITIES
Shares issued for cash	105,500	2,609,250	544,000
Share issue costs	(675)	(48,650)	(72,616)

Cash provided by financing activities	104,825	2,560,600	471,384

Increase (decrease) in cash	(1,094,161)	1,154,613	282,946

Cash and cash equivalents, beginning of year	1,580,412	425,799	142,853

Cash and cash equivalents, end of year	486,251	1,580,412	425,799

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended July 31

(expressed in Canadian dollars except number of shares)

	Number of Shares	Common Stock Amount $	Value Assigned to Stock Options and Warrants $	Deficit $	Total Shareholders' Equity $

Balance at July 31, 2002	10,217,303	8,231,636	-	(6,648,816)	1,582,820
For cash	6,230,000	544,000	-	-	544,000
For mineral properties	50,000	3,750	-	-	3,750
For debt settlement	500,000	50,000	-	-	50,000
Share issue costs	-	(106,916)	-	-	(106,916)
Value assigned to options granted	-	-	34,300	-	34,300
Loss for the year	-	-	-	(294,424)	(294,424)

Balance at July 31, 2003	16,997,303	8,722,470	34,300	(6,943,240)	1,813,530
For cash	11,995,000	2,609,250	-	-	2,609,250
Value assigned to options granted	-	-	338,900	-	338,900
Value assigned to options exercised	-	49,150	(49,150)	-	-
Shares issued for finder's fees	150,000	37,500	-	-	37,500
Share issue costs	-	(151,150)	-	-	(151,150)
Adjustment relating to partial shares	3	-	-	-	-
Loss for the year	-	-	-	(1,270,193)	(1,270,193)

Balance at July 31, 2004	29,142,306	11,267,220	324,050	(8,213,433)	3,377,837
For cash	300,000	105,500	-	-	105,500
Value assigned to options granted	-	-	111,000	-	111,000
Value assigned to options exercised	-	3,800	(3,800)	-	-
Future income tax recovery	-	(35,600)	-	-	(35,600)
Share issue costs		(675)	-	-	(675)
Loss for the year	-	-	-	(1,493,747)	(1,493,747)

Balance at July 31, 2005	29,442,306	11,340,245	431,250	(9,707,180)	2,064,315

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The company is in the process of acquiring, exploring and developing gold and platinum group mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the company will continue on a going-concern basis. Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the company, are disclosed in note 13.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are amortization rates, asset valuations, stock-based compensation, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations. Actual results could differ from those estimates.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The company’s subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days. Cash equivalents also include highly liquid short-term investments with an initial maturity of over 90 days that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Financial instruments

The company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Mineral properties

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Amortization

Property, plant and equipment are carried at cost less accumulated amortization. The company provides for amortization calculated using the declining balance method at rates ranging from 20% to 30% per annum. Amortization commences at the time when the assets are substantially being used.

Asset retirement obligations

The company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

The company recognizes a liability for its legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

There are no known restoration or clean-up costs associated with the company’s properties.

Share capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income taxes are accounted for using the asset and liability method. Future income taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Loss per common share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Stock-based compensation

Effective August 1, 2003, the company has adopted the Canadian Institute of Chartered Accountants (CICA) amendments to Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the consolidated financial statements for all forms of employee stock-based compensation, including stock options.

Flow-through shares

The company has adopted the new accounting recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through share agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets – change in accounting policy

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company adopted the new standard on August 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.

Variable interest entities – change in accounting policy

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on February 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

3.   MINERAL PROPERTY COSTS

The company’s properties are located in Durango State, Mexico.

	Grand Bay	Geikie	Stucco	Rodeo	Yerbabuena	Santa Lucia	El Rincon
	(Canada)	(Canada)	(Canada)	(Mexico)	(Mexico)	(Mexico)	(Mexico)	Total
	$	$	$	$	$	$	$	$

Balance, July 31, 2004	205,864	519,430	12,176	442,217	302,791	223,496	17,757	1,723,731

Assaying	2,056	-	-	37,213	81,245	6,435	3,002	129,951
Claim taxes	-	-	-	11,768	12,518	6,218	9,945	40,449
Consulting and contract services	-	-	-	29,314	26,578	-	6,943	62,835
Amortization	-	-	-	4,581	4,582	-	-	9,163
Drafting salaries and consulting	2,128	-	-	1,800	2,703	1,732	118	8,481
Drilling	83,829	-	-	68,187	176,947	-	-	328,963
Engineering	-	-	-	309	5,867	-	-	6,176
Equipment	20,478	-	-	-	54,732	-	-	75,210
Finder’s fee	-	-	-	12,257	22,131	11,637	18,973	64,998
Foreign exchange	-	-	-	4,336	6,598	(7,203)	2,739	6,470
Future income taxes (note 9)	-	-	-	48,733	63,251	-	7,516	119,500
Geology salaries and consulting	7,256	-	-	13,894	27,055	6,037	40,491	94,733
Geophysics airborne and ground	-	-	-	-	-	-	361	361
Labour and expediting	800	-	-	4,132	83,466	-	-	88,398
Legal	-	-	-	8,230	8,318	241	-	16,789
Living costs	7,503	656	-	662	4,189	1,119	-	14,129
Maps prints and film	-	-	-	7	611	66	-	684
Office expenses	5,280	63	-	5,101	8,447	758	-	19,649
Storage	5,400	-	-	3,454	6,481	163	-	15,498
Supplies	-	-	-	470	745	117	103	1,435
Travel and transportation	5,703	-	-	3,334	9,281	3,842	-	22,160

Exploration costs for the period	140,433	719	-	257,782	605,745	31,162	90,191	1,126,032

Mineral properties written-off for the period	(346,297)	(520,149)	(12,176)	-	-	(254,658)	-	(1,133,280)

Balance, July 31, 2005	-	-	-	699,999	908,536	-	107,948	1,716,483

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

3.   MINERAL PROPERTY COSTS

	Grand Bay (Canada) $	Geikie (Canada) $	Posh (Canada) $	Voltaire Johnspine (Canada) $	Stucco (Canada) $	Rodeo (Mexico) $	Yerbabuena (Mexico) $	Santa Lucia (Mexico) $	El Rincon & others $	Total $
Balance – July 31, 2003	192,866	491,007	183,204	561,947	12,176	33,500	-	-	-	1,474,700
Acquisition costs	-	-	-	-	-	2,869	2,439	20,072	-	25,380
Assaying	-	524	-	-	-	99,687	48,553	36,551	-	185,315
Claim taxes	-	-	-	-	-	-	5,916	598	-	6,514
Consulting	450	4,000	-	-	-	112,439	40,495	2,472	3,883	163,739
Drafting	-	236	-	-	-	5,550	5,321	2,050	708	13,865
Drilling	-	-	-	-	-	88,920	95,515	-	-	184,435
Equipment	-	-	-	-	-	-	28,050	2,926	-	30,976
Finder’s fee	-	-	-	-	-	13,251	30,271	37,634	6,701	87,857
Geology	-	6,468	-	-	-	35,802	13,193	36,279	5,473	97,215
Geophysics	12,548	-	-	-	-	-	-	31,721	992	45,261
Insurance	-	-	-	-	-	-	-	121	-	121
Labour	-	-	-	-	-	3,446	3,867	494	-	7,807
Living costs	-	6,216	-	-	-	912	911	4,686	-	12,725
Maps and prints	-	-	-	-	-	21,998	16,785	35,942	-	74,725
Office expenses	-	120	-	-	-	3,494	1,431	4,283	-	9,328
Storage	-	8,700	-	-	-	-	-	-	-	8,700
Supplies	-	120	-	-	-	3,121	559	2,124	-	5,924
Travel	-	2,039	-	-	-	17,228	9,485	5,543	-	34,295
Exploration costs for the year	12,998	28,423	-	-	-	405,848	300,352	203,424	17,757	968,802
Costs written-off during the year	-	-	(183,204)	(561,947)	-	-	-	-	-	(745,151)
Balance – July 31, 2004	205,864	519,430	-	-	12,176	442,217	302,791	223,496	17,757	1,723,731

PRINCIPAL PROPERTIES

Rodeo, Mexico

In fiscal 2003, the company acquired through staking a 100% interest in the 13,099-hectare Rodeo property located 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of US $5,000 on acquisition; the greater of US $5,000 every six months thereafter or 2% of all direct exploration expenditures and a 0.25% net smelter royalty. The maximum amount payable in respect of this finder’s fee is US $500,000. The property is also subject to a right of first offer (note 12 (b)).

Yerbabuena, Mexico

In fiscal 2004, the company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometers north-northwest of Durango, Mexico. The property consists of three concessions totalling 7,610 hectares and is subject to a 2% net smelter royalty.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

3.	MINERAL PROPERTY COSTS (continued)

Under the terms of the agreement with La Cuesta International, Inc. (“LCI”), owner of the Yerbabuena property, the company may make staged payments totalling US $62,500 (US $37,500 paid) over three years and US $30,000 annually thereafter, plus applicable taxes, to lease the property. The company may purchase the property for a total consideration of US $2,000,000 less all lease payments paid under the agreement. The property is also subject to a right of first offer (note 12 (b)).

El Rincon, Mexico

In fiscal 2004, the company acquired, by staking, the approximate 13,300-hectare El Rincon gold project in Durango, Mexico, subject to a finder’s fee to LCI.

Under the terms of the agreement with LCI, dated August 24, 2004, but effective May 3, 2004, the company is required to pay LCI US $5,000 on signing the agreement (paid subsequent to July 31, 2004); every six months commencing May 3, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Rincon property is US $2,000,000.

On and prior to the company expending US$1.5 million on the property, Silver Standard Resources Inc. can earn a 51% interest in El Rincon by incurring expenditures equal to two times the company’s accrued acquisition and exploration expenditures (note 12(b)).

Grand Bay, Canada

The company had an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003. In January 2002, the company met its obligations and earned a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. The property was subject to a 1% net smelter return (“NSR”) which the company can purchase for $500,000. During the third quarter of the current year, the property was written-off.

Geikie, Canada

The company had an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares (issued) in four equal installments of 25,000 shares in six month intervals, and the granting of a 1% NSR which may be repurchased by the company for $500,000. During the fourth quarter of the current year, the property was abandoned and written-off.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

3.	MINERAL PROPERTY COSTS (continued)

Stucco, Canada

The company had a 100% interest in a 16 unit claim that was purchased by the issuance of 50,000 common shares. The vendors retain a 2% NSR of which 1% could be purchased for $1,000,000 and the remaining 1% could be purchased on a right of first refusal basis.

In September 2001, the company signed an option agreement with Platinum Group Metals Ltd. (“PGM”) whereby PGM can earn up to a 60% interest in the Stucco property. Under the terms of the agreement, PGM can earn a 51% interest in the property through cash payments totalling $65,000 ($40,000 paid) and exploration and development expenditures of $1,000,000 over four years. PGM may earn an additional 9% interest in the property by completing a feasibility study. In fiscal 2004 PGM terminated the option agreement. During the second quarter of the current year, the property was written-off.

Santa Lucia, Mexico

In October 2003, the company acquired by staking a 100% interest in the 4,550-hectare Santa Lucia gold prospect located in Baja California Norte, Mexico, subject to the payment of a finder’s fee to LCI. Under an agreement dated October 3, 2003, the company was required to pay LCI a finder’s fee in respect of its acquisition of the Santa Lucia prospect of US $15,000 on signing the agreement (paid); US $5,000 on or before December 12, 2003 (paid); every six months commencing June 12, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, the greater of US $10,000 per year and a 0.25% net smelter royalty; provided that the maximum amount payable to LCI in respect of the finder’s fee for the Santa Lucia prospect is US $500,000. During the third quarter of the current year, the property was written-off.

4.	PROPERTY, PLANT AND EQUIPMENT

			2005	2004
	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $

Automotive equipment	29,266	8,780	20,486	29,266
Office equipment	1,204	383	821	1,204
Mining equipment	711	–	711	711
	31,181	9,163	22,018	31,181

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

5.	SHARE CAPITAL

Authorized: Unlimited common shares without par value.

The company had the following shares issued and outstanding:

	Number of Shares	$
Balance, July 31, 2003	16,997,303	8,722,470
For cash:
Private placement (a)	5,400,000	1,350,000
Exercise of options (note 6)	75,000	26,250
Exercise of agent’s options (note 6(b))	750,000	75,000
Exercise of warrants (note 7)	5,770,000	1,158,000
Value assigned to options exercised	-	49,150
Share issue costs settled with shares (a)	150,000	37,500
Correction relating to fractional units	3	-
Share issue costs	-	(151,150)
Balance, July 31, 2004	29,142,306	11,267,220
For cash:
Private placement (b)	250,000	100,000
Exercise of options	50,000	5,500
Value assigned to options exercised	-	3,800
Future income tax recovery (note 9(d))	-	(35,600)
Share issue costs	-	(675)
Balance, July 31, 2005	29,442,306	11,340,245

As at July 31, 2005 and 2004, the company had no shares subject to escrow agreements.

(a)

In December 2003, the company completed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitled the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants. A finders fee of 7.5% (150,000 units valued at $37,500) was paid in units on a portion of the placement and a finder’s fee of 5% cash ($42,500) and 10% in warrants (340,000 common share purchase warrants valued at $65,000 with each warrant entitling the holder to acquire one common share for a period of two years at a price of $0.40) was paid on a portion of the placement.

The fair value of $65,000 for the 340,000 common share purchase warrants issued as part of the private placement were estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

5.	SHARE CAPITAL (continued)

Expected dividend yield (%)	nil
Risk-free interest rate (%)	2.6
Expected life (years)	1.0
Expected volatility (%)	137

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the  subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

(b)	In October 2004, the company closed a private placement consisting of 250,000 flow-through shares at $0.40 per share. Total proceeds of $100,000 relating to the flow-through financing were received.

6.	STOCK OPTIONS

(a)

The company has a comprehensive share option plan for its employees, directors, officers and consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the company.

Stock options issued are as follows:

		2005		2004
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Options outstanding
at August 1 (i)	1,270,000	0.33	940,000	0.50
Granted (ii)	610,000	0.36	405,000	0.29
Exercised	(50,000)	0.11	(75,000)	0.35
Options outstanding at July 31	1,830,000	0.35	1,270,000	0.33
Options exercisable at July 31	1,830,000	0.35	1,190,000	0.34

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

6.	STOCK OPTIONS (continued)

(i)

On November 21, 2003, the company agreed to amend 940,000 incentive stock options previously issued to certain directors, officers and employees of the company. All of the options were exercisable at a price of $0.50 per share with a term expiring April 4, 2004. The amendment reduced the exercise price of the options to $0.35 per share and extended the term of the options by two years to April 4, 2006. The fair value of amended stock options was $186,100. This value was arrived at by using the Black-Scholes option-pricing model and represents the incremental value between the modified option fair value and the value of the old option immediately before its terms were modified. The following assumptions were used:

	Old Option	Modified Option
Expected dividend yield (%)	Nil	Nil
Risk-free interest rate (%)	2.7	3.2
Expected life (years)	0.4	2.4
Expected volatility (%)	122	147

(ii)

The company granted a total of 610,000 (2004 – 405,000) stock options to directors, officers, employees and non-employees in fiscal 2005. The fair value of these options was $111,000 (2004 – $87,800), with the company expensing this assigned value.

The fair value of these stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2005	2004
Expected dividend yield (%)	Nil	Nil
Risk-free interest rate (%)	2.8	3.2
Expected life (years)	1.6	2.3
Expected volatility (%)	109	146

The following table summarizes information about stock options outstanding and exercisable at July 31, 2005:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date	Weighted Average remaining life (years)
0.35	1,170,000	1,170,000	April 4, 2006	0.7
0.11	50,000	50,000	Sept. 4, 2006	1.1
0.30	75,000	75,000	Sept. 16, 2006	1.1
0.37	535,000	535,000	Jan. 12, 2008	2.5
	1,830,000	1,830,000		1.3

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

6.	STOCK OPTIONS (continued)

(b)

Options to buy 750,000 units of the short form offering of June 2003 were issued to the agents of the offering. The agents had to June 3, 2005 to exercise options on the units. The agents had the option to acquire up to 750,000 shares over the two year period and up to 750,000 warrants can be issued until June 3, 2004 (notes 5 and 7). By July 31, 2004, the agents options were exercised for proceeds of $75,000, resulting in the issuance of 750,000 shares and 750,000 warrants.

7.	WARRANTS

In the year ended July 31, 2004, 5,890,000 common share purchase warrants were issued relating to a private placement that took place in 2003. Also during the year ended July 31, 2004, 750,000 common share purchase warrants were issued relating to the options granted to agents relating to the June 2003 short form offering. There were no warrants issued during the current fiscal year.

Warrants issued are as follows:

		2005		2004
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Warrants outstanding
at August 1	5,870,000	0.40	5,000,000	0.20
Issued (note 5(a) and 6(b))	-	-	6,640,000	0.38
Exercised	-	-	(5,770,000)	0.20
Warrants outstanding at July 31	5,870,000	0.40	5,870,000	0.40

The following table summarizes information about warrants outstanding and exercisable at July 31, 2005:

Exercise Price $	Warrants Outstanding	Expiry Date	Weighted Average remaining life (years)
0.40	5,870,000	Dec. 29, 2005	0.4

8.	RELATED PARTY TRANSACTIONS

The company paid or accrued $246,800 (2004 - $165,390) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company (note 12a). Included in amounts payable at July 31, 2005 is $87,530 (2004 - $3,325) payable to Silver Standard.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

9.	INCOME TAXES

(a)	The income taxes shown on the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2005	2004	2003
	$	$	$

Statutory tax rate	35.6%	36.5%	38.5%

Loss for the year	(1,493,747)	(1,270,193)	(294,424)
Provision for income taxes based on statutory rates	(531,800)	(463,600)	(113,400)
Non deductible expenses and adjustment for income tax	431,400	370,600	51,100
Unrecognized benefit of net operating losses carried forward	100,400	93,000	62,300
	-	-	-

(b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company’s future tax assets as of July 31 are as follows:

	2005	2004
	$	$
Future tax asset	-	-
Future tax liability	(119,500)	-
Net future liability	(119,500)	-

The main components that give rise to future tax assets and future tax liabilities are as follows:

	2005	2004
	$	$
Future tax assets:
Book amortization in excess of tax CCA and resource claim	1,737,000	1,422,500
Finance charge	21,000	47,500
Non-capital losses	373,000	272,400
	2,131,000	1,742,400
Future tax liability:
Mineral properties	(119,500)	-

Valuation allowance	(2,131,000)	(1,742,400)
Net future tax liability	(119,500)	-

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

9.	INCOME TAXES (continued)

(c)

As of July 31, 2005, the company has approximately $1,047,500 in operating losses, $5,185,000 in accumulated Canadian and foreign exploration and development expenditures and $59,038 in unclaimed share issuance costs available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$
2006	23,700
2007	26,800
2008	168,300
2009	145,200
2010	123,600
2014	255,200
2015	304,700
1,047,500

(d)

During the current year, flow-through shares totalling $100,000 were issued, which funds are required to be spent on certain Canadian exploration expenditures. Because the company no longer has the ability to use the expenditures for tax purposes, the company is required to record a future tax liability, which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. However, because the company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery and, as a consequence, a $35,600 recovery was recorded in fiscal 2005.

10.	SUPPLEMENTAL CASH FLOW INFORMATION

	2005 $	2004 $	2003 $

Non-cash investing activities
Shares issued for mineral property acquisitions	-	-	3,750
Mineral property costs written-off	(1,133,280)	(745,151)	(191,564)
Future income taxes included in mineral property costs	119,500	-	-
Amortization included in mineral property costs	9,163	-	-

	(1,004,617)	(745,151)	(187,814)

Non-cash financing activities
Future income tax liability	119,500	-	-
Future income tax recovery	(35,600)	-	-
Shares issued for mineral property acquisitions	-	-	3,750
Shares issued for debt settlement	-	-	50,000
Value assigned to options granted	111,000	273,900	-
Share issue costs	-	(102,500)	(34,300)
Value assigned to units and warrants	-	65,000	34,300
Share capital issued for finder's fees	-	37,500	-

	194,900	273,900	53,750

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

11.	SEGMENTED INFORMATION

The company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

	July 31, 2005
	Canada $	Mexico $	Total $
Loss for the year	(1,363,582)	(130,165)	(1,493,747)
Total assets	405,578	1,920,433	2,326,011

	July 31, 2004
	Canada $	Mexico $	Total $
Income (loss) for the year	(1,272,852)	2,659	(1,270,193)
Total assets	2,316,478	1,141,515	3,457,993

12.	COMMITMENTS

(a)

The company has entered into a Management Services Agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the company. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the company. For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings.

(b)

The company has granted to Silver Standard Resources Inc. a right of first offer on the company’s Rodeo and Yerbabuena properties, which properties were referred to the company by Silver Standard. Under the terms of the right of first offer, if the company intends to dispose of an interest in any referred property, the company must give Silver Standard the first opportunity to acquire the interest.

Effective March 24, 2004, the company granted Silver Standard a one-time right to acquire a 51% interest in any property referred to the company by Silver Standard that is subsequently acquired by the company. This one-time right to acquire replaces the right of first offer and, in order to exercise the right in respect of any property, Silver Standard must (a) exercise the right prior to, or on, the company incurring US $1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures incurred by the company on the property at the time of exercise. The El Rincon property (note 3) is subject to this back-in right.

(c)

In June 2003, the company entered into an agreement with a non-related company to provide financial public relations services. The company pays a monthly amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel. The agreement is now month-to-month, subject to a 30-day termination notice.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

(a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The company has not yet obtained an independent report for United States GAAP purposes, therefore, the company’s mineral property costs would be written-off for United States GAAP purposes.

(b)

Under United States GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release, at the market value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the company’s business affairs and raised financing sufficient to fund the company’s business plan.

(c)

Until August 1, 2002, the company was not required, under Canadian GAAP, to record the effect of non-employee stock-based compensation expense in the consolidated financial statements. Commencing August 1, 2002, Canadian GAAP treatment is consistent with United States GAAP treatment. Under United States GAAP, stock compensation expense is recorded for non-employees based upon a fair value method. The company elected to continue to measure compensation cost for employees under Accounting Principles Board (“APB”) Opinion No. 25, including interpretations provided in Interpretation (“FIN”) No. 44. Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options. Effective from the date of the modification, the company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

Effective August 1, 2003 the company adopted the new Canadian standards for stock compensation (Note 2), which mirrors in all material respects SFAS 123. Accordingly, no reconciling item exists between Canadian and United States accounting for stock options after August 1, 2003.

(d)

Under United States GAAP, investments available for sale are recorded at market value. The difference between the market value and the carrying value of investments is recorded as a separate shareholder equity category named comprehensive income. Once the investment is sold, the comprehensive income relating to that investment is cleared out to income. Under Canadian GAAP, investments available for sale are recorded at the lower of cost or market. There is no comprehensive income category in Canada. As the company did not own any investments, there was no impact for the year ended July 31, 2005.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(e)

Under United States GAAP SFAS 109, where flow-through shares are sold at a premium, the premium is recorded as a liability. Where flow-through shares are sold at a discount, the discount is recorded as an asset. As restricted cash is spent the premium or discount is recognized as income or expense respectively.

The October 7, 2004 flow-through shares were priced at $0.40 per share as per the offering document, which was prepared in advance of the share issuance. On November 19, 2004, the date the flow-through shares were issued, the share price had increased to $0.425.

Discount on flow-through share issuance is as follows:

250,0000 flow-through shares at $0.425	$106,250
250,0000 flow-through shares at $0.40	(100,000)
Discount on flow-through shares	$6,250

(f)	The impact of the above differences between Canadian and United States GAAP on loss for the period are as follows:

	Cumulative From Inception (Feb. 15, 1967)	Years Ended July 31
	to July 31, 2005 $	2005 $	2004 $	2003 $
Loss for the period as reported	(9,707,180)	(1,493,747)	(1,270,193)	(294,424)
Discount on flow-through shares	(6,250)	(6,250)	-	-
Recovery (write-off) of mineral property costs	(1,716,483)	7,248	(249,031)	3,554
Primary loss for the period in accordance with United States GAAP	(11,429,913)	(1,492,749)	(1,519,224)	(290,870)
Primary loss per share for the period in accordance with United States GAAP		(0.05)	(0.07)	(0.02)

(g)	The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended July 31
	2005 $	2004 $	2003 $
Deficit - As reported	(9,707,180)	(8,213,433)	(6,943,240)
Discount on flow-through shares	(6,250)	-	-
Write-off of mineral property costs	(1,716,483)	(1,723,731)	(1,474,700)
Deficit in accordance with United States GAAP	(11,429,913)	(9,937,164)	(8,417,940)

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

(h)	The impact of the above differences between Canadian and United States GAAP on the consolidated statements of changes in shareholders’ equity, as reported, is as follows:
	Common Shares ________________________________________		Value Assigned to Options and	Accumulated	Comprehensive
	Number	Amount $	Warrants $	Deficit $	Income $	Total $

Shareholders’ equity balance as reported at July 31, 2003	16,997,303	8,722,470	34,300	(6,943,240)	-	1,813,530
Write-off of mineral property costs	-	-	-	(1,474,700)	-	(1,474,700)

Shareholders’ equity in accordance with United States GAAP at July 31, 2003	16,997,303	8,722,470	34,300	(8,417,940)	-	338,830

Shareholders’ equity balance as reported at July 31, 2004	29,142,306	11,267,220	324,050	(8,213,433)	-	3,377,837
Write-off of mineral property costs	-	-	-	(1,723,731)	-	(1,723,731)

Shareholders’ equity in accordance with United States GAAP at July 31, 2004	29,142,306	11,267,220	324,050	(9,937,164)	-	1,654,106

Shareholders’ equity balance as reported at July 31, 2005	29,442,306	11,340,245	431,250	(9,707,180)		2,064,315
Discount on flow-through shares	-	6,250	-	(6,250)	-	-
Write-off of mineral property costs	-	-	-	(1,716,483)	-	(1,716,483)

Shareholders' equity in accordance with United States GAAP at July 31, 2005	29,442,306	11,346,495	431,250	(11,429,913)	-	347,832

(i)	New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements. The company adopted the remaining provisions of SFAS No. 145, as required, on May 1, 2003, with no material impact on its financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date. The liability shall be recognized rateably over the future service period.

SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The company adopted SFAS No. 146, as required, on May 1, 2003 with no material impact on its financial statements.

In November 2002, the FASB issued FASB interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002. The company adopted the provisions of FIN 45, as required, on January 1, 2002 with no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company adopted SFAS No. 148, as required, on January 1, 2003 with no material impact on its financial statements.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The company adopted the provisions of FIN 46, as required, with no material impact on its financial statements

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities.". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The company adopted SFAS 150, as required, with no material impact on its financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.

Canplats Resources Corporation

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2005 and 2004

(expressed in Canadian dollars, unless otherwise stated)

13.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in consolidated financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the company’s results of operations or financial position.

CANPLATS RESOURCES CORPORATION

Management Discussion & Analysis

For the Year Ended July 31, 2005

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our 2005 audited financial results with those of the previous two years and is prepared as of October 31, 2005. In order to better understand the MD&A, it should be read in conjunction with these financial statements and related notes and the latest annual consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Our Annual Information Form is filed on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

FINANCIAL RESULTS

Selected Annual Information

	2005	2004	2003
	$	$	$
Total revenues	Nil	Nil	Nil
General and administrative expenses	(402,431)	(557,428)	(105,178)
Write-off of mineral properties	(1,133,280)	(745,151)	(191,564)
Loss for the year	(1,493,747)	(1,270,193)	(294,424)
Loss per share – basic and diluted	(0.05)	(0.06)	(0.02)
Total assets	2,326,011	3,457,993	1,924,475
Total long-term liabilities	119,500	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

During the reporting periods, the company reported no discontinued operations or extraordinary items.

Review of Financial Results

Fiscal year-ended July 31, 2005 compared to year-ended July 31, 2004

During the fiscal year-ended July 31, 2005, the company incurred a loss of $1,493,747 ($0.05 per share) compared to a loss of $1,270,193 ($0.06 per share) for fiscal year-ended July 31, 2004.

Total expenses for the year, including non-cash stock-based compensation expenses, decreased to $402,431 from the $557,428 recorded in the prior year. Without stock-based compensation expense, total cash expenses were $291,431, which is only slightly higher than the $283,528 recorded in the prior year. Exploration expense increased to $14,780 from $5,347 in the prior year with all of the increase relating to Mexican generative programs. The arrangement with G2 Consultants Corporation to provide financial relations services continued throughout fiscal 2005. Investor relations costs for fiscal 2005 stayed relatively the same at $156,928 from the $157,938 recorded in the prior year and of the amount expended in fiscal 2005, $82,000 (2004 - $94,000) was paid to G2 Consultants. Listing and filing fees of $7,752 (2004 - $19,107) were down in the current year due to less financing activity. Mid-way through fiscal 2004, the arrangement with Silver Standard Resources Inc., whereby Silver Standard provided certain administrative services for the company was amended. Prior to the change, Silver Standard charged the company a flat monthly fee for management administration and rent. After the change, these costs were charged to the company in the salary charge-out rates. The overall impact on the company was approximately neutral as reductions in the management administration fee and office rent expense were offset by a corresponding increase in salary expense.

In fiscal 2005, a $111,000 stock-based compensation expense (2004 – $273,900) was recorded reflecting the expensing of the non-cash fair value of options granted to employees, directors and officers.

Interest income decreased to $21,239 in fiscal 2005, compared to $26,386 in fiscal 2004. This decrease relates to lower cash balances available for investment partially offset by higher interest rates.

A total of $1,133,280 in mineral properties in Ontario and Mexico were abandoned and written off in fiscal 2005 compared to $745,151 written off in the prior year. Properties written off were Stucco ($12,176), Grand Bay ($346,297) and Geikie properties ($520,149) in Ontario, and Santa Lucia property ($254,658) in Mexico.

During the current year, flow-through shares totalling $100,000 were issued, these funds are required to be spent on certain Canadian exploration expenditures. Because the company no longer has the ability to use the expenditures for tax purposes, the company is required to record a future tax liability, which is equal to the renunciation, times the corporation tax rate when expenditures are renounced. However, because the company has unused tax losses and resource pools in excess of the renunciation, the future tax liability becomes a future income tax recovery and, as a consequence, a $35,600 recovery was recorded in fiscal 2005.

Fiscal year-ended July 31, 2004 compared to year-ended July 31, 2003

During the fiscal year-ended July 31, 2004, the company incurred a loss of $1,270,193 ($0.06 per share) compared to a loss of $294,424 ($0.02 per share) for fiscal year-ended July 31, 2003.

In December 2003, the company closed a $1,350,000 private placement financing and commenced a more active program for gold properties in Mexico which resulted in a number of properties being acquired. Along with this increased activity, expenses for the year increased to $557,428 from the $105,178 recorded in the comparable period in the prior year. Exploration expense increased to $5,347 from $3,258 in the prior year with all the increase relating to Mexico. The arrangement with G2 Consultants Corporation to provide financial relations services, which commenced in June 2003, continued throughout fiscal 2004. As a consequence, investor relations costs for fiscal 2004 increased to $157,938 from $15,051 in the prior year and of the amount expended in fiscal 2004, $94,000 was paid to G2 Consultants. Other expenses that increased with the increased activity levels included insurance at $8,765 (2003 - $604), legal, accounting and audit $15,476 (2003 - $4,200), listing and filing fees $19,107 (2003 - $8,666). Mid-way through fiscal 2004, the arrangement with Silver Standard Resources Inc., whereby Silver Standard provided certain administrative services for the company changed. Prior to the change, Silver Standard charged the company a flat monthly fee for management administration and rent. After the change, these costs were charged to the company in the salary charge-out rates. The overall impact on the company was neutral as reductions in the management administration fee and office rent expense were offset by a corresponding increase in salary expense.

In fiscal 2004, a $273,900 stock-based compensation expense (2003 – nil) was recorded reflecting the change in accounting policy whereby the fair value of options granted to employees, directors and officers are now being expensed.

Interest income increased to $26,386 in fiscal 2004, compared to $2,318 in fiscal 2003. This increase relates to higher cash balances available for investment.

A total of $745,151 in mineral properties in Ontario were abandoned and written off in fiscal 2004 compared to $191,564 written off in the prior year. Properties written off were Voltaire-Johnspine - $561,947 and Posh - $183,204.

Selected Quarterly Financial Data (unaudited)

	2005 $				2004 $
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the quarter	(106,671)	(152,756)	(657,337) (1)	(576,983) (2)	(51,948)	(258,602)	(66,991)	(892,652) (3)
Loss per share – basic and diluted	(0.00)	(0.01)	(0.02)	(0.02)	(0.00)	(0.01)	(0.00)	(0.05)

(1)

During the third quarter of 2005, the company wrote off a total of $598,582 in property costs and of this amount, $346,297 related to the Grand Bay property in Ontario and $252,285 related to the Santa Lucia property in Mexico.

(2)	During the fourth quarter of 2005, the company wrote off a total of $522,522 in property costs, with the largest being $520,149 relating to the Geikie property in Ontario.
(3)

The large loss recorded in the fourth quarter of 2004 is mainly attributed to the combination of $561,947 in property costs written off relating to the Voltaire-Johnspine property and $266,300 in expensing of values assigned to options granted during the year.

FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash inflows and outflows for the year follows:

Operating Activities

Operating activities, after non-cash working capital charges, required a funding of $201,617 in 2005 and $380,624 and $4,178 for the years ending July 31, 2004 and July 31, 2003, respectively.

Investing Activities

A total of $997,369 in cash was spent on the company’s various mineral properties in 2005. Apart from the $140,433 spent on the Grand Bay property in Canada that was in part funded by a flow-through share issuance, the majority of the funds spent on properties were in Mexico. The most active exploration program, which included drilling was on the Yerbabuena property where $537,912 was spent. At the Rodeo property, which also included drilling, $204,468 was spent. A total of $82,675 was spent on the El Rincon property and $31,162 was spent on Santa Lucia. This latter property along with the Grand Bay property was written-off in the third quarter of 2005.

Financing Activities

A total of $105,500 was raised in fiscal 2005 through the issuance of common shares. A summary of the components of the funds raised in 2005 and the two prior years is as follows:

	2005 $	2004 $	2003 $
Private placement	100,000	1,350,000	544,000
Exercise of stock options	5,500	26,250	-
Exercise of agents’ options	-	75,000	-
Exercise of warrants	-	1,158,000	-
	105,500	2,609,250	544,000

In October 2004, the company closed a private placement consisting of 250,000 flow-through shares at $0.40 per share. Total proceeds of $100,000 were received. An additional $5,500 was raised from the exercise of 50,000 stock options that had an exercise price of $0.11 per share.

Cash Resources and Liquidity

At July 31, 2005, the company had $486,251 (2004 - $1,580,412) in cash and cash equivalents and working capital of $445,314 (2004 - $1,622,925). Management has estimated that the company will have adequate funds from existing working capital to meet its corporate, administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The company has no contractual obligations other than mineral property holding and finders fee costs.

RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.

We have limited financial resources, do not generate operating revenue and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include metallurgical processing requirements of the mineralization; market fluctuations for precious metals; the proximity and capacity of natural resource markets and processing equipment; and government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenues from operations and no ongoing mining operations of any kind.

We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to establish ore reserves through drilling, develop metallurgical processes to extract the metals from the ore and construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

The majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply and other support infrastructure. These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economically viable to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include unusual or unexpected geological formations, power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides and inability to obtain suitable or adequate machinery, equipment or labour. We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which we may elect not to insure. The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining and production, exports and taxes, labour standards, occupational health and mine safety, waste disposal, toxic substances, land use and environmental protection. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Our profitability and long-term viability will depend, in large part, on the market price of gold. The market price for gold is volatile and is affected by numerous factors beyond our control, including global or regional consumption patterns, supply of, and demand for gold, speculative activities, expectations for inflation and political and economic conditions. We cannot predict the effect of these factors on the price of gold.

Our properties may be subject to uncertain title.

We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by political instability and violence; war and civil disturbance; expropriation or nationalization; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights; any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.

We maintain our accounts in Canadian dollars. Any appreciation in the currency of Mexico or other countries where we carry out exploration activities against the Canadian dollar will increase our costs of carrying out operations in such countries.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

ADDITIONAL DISCLOSURES

Critical accounting estimates

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Management’s estimates of mineral prices, operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Significant changes in accounting policies

Impairment of long-lived assets

The Accounting Standards Board of the CICA has issued CICA 3063, “Impairment of Long-Lived Assets”, which is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The company adopted the new standard on August 1, 2004. The implementation of this new standard did not have a material impact on its financial position or results of operations.

Variable interest entities

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on February 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

Financial Instruments and Other Instruments

Canplats’ financial statements consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Related Party Transactions

The company paid or accrued $246,800 (2004 - $165,390) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company (note 12 (a)). Included in amounts payable at July 31, 2005 was $87,530 (2004 - $3,325) payable to Silver Standard.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the company’s general and administrative expenses and resource property costs is provided in the Consolidated Financial Statements and related notes for the year ended July 31, 2005 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value. As of October 31, 2005, the following common shares, options and share purchase warrants were outstanding:

Number of Shares		Exercise Price	Expiry Date
Issued and outstanding common shares	29,442,306	-	-
Stock options outstanding	1,830,000	$0.11 - $0.37	Apr. 2006 – Jan. 2008
Warrants outstanding	5,870,000	$0.40	Dec. 29, 2005
Fully diluted	37,142,306

Controls and Procedures

As of July 31, 2005, we carried out an evaluation, under the supervision and with the participation of our President and Vice President Finance, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Vice President Finance have concluded that our disclosure controls and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Vice President Finance, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Canplats Resources Corporation has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR web site at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the company’s future plans, objectives or goals, including words to the effect that the company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.